

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Via E-mail
Mr. Charles Smith
Executive Vice President & General Counsel
Washington Mutual, Inc.
925 Fourth Avenue, Suite 2500
Seattle, WA 98104

> **Re:** **Washington Mutual, Inc.**
> **Registration Statement on Form T-3**
> **Filed January 12, 2012**
> **File No. 022-28966**
>
> **Registration Statement on Form T-3**
> **Filed January 12, 2012**
> **File No. 022-28967**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.     Please identify in the filings the natural person or persons who exercise sole and/or shared voting and dispositive powers over the securities owned by Olympic Investment Partners LP.

Mr. Charles Smith
Washington Mutual, Inc.
January 25, 2012
Page 2

Registration Statement on Form T-3 (File No. 022-28967)

Form T-1

Item 16. List of Exhibits

Exhibit 7

2.      Please amend your filing to include a copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority. In this regard, we note that the report filed with your T-1 is as of June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of your filings, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the filings as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939. Please allow adequate time for us to review any amendment prior to the requested effective date of the filings.

Please address questions regarding all comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief